SEC, Washington Exemption File No. 82-5079

Press release

Skandia

02015295

30 January 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.se

Office:
Sveavägen 44

Financial effects from January through December 2001[1]

In order to achieve accurate recognition of income and expenses for its unit linked assurance business, Skandia has been using the embedded value method since 1989 for business control as well as for external reporting according to the group overview.

Skandia's result measurement is described in the 2000 Annual Report, which also includes a risk and sensitivity analysis describing the impact of various factors on the result:

Since investment of capital in unit linked assurance is determined by the policyholders, Skandia has no direct investment or market risk of its own. However, general price and exchange rate movements affect the customers' fund values and thus Skandia's future revenues in the form of fees on these funds.

Since contracts in force span long periods of time, sharp swings in the financial markets during a short period of time affect the present value of future fees. The sensitivity analysis presented in the interim report for the nine months ended 30 September 2001 shows that a one per cent increase or decrease in the stock market affects the result by +/– SEK 192 million, respectively.

The negative trend in the stock markets during the first nine months of the year entailed a result charge of SEK 7.4 billion. However, the result impact during the fourth quarter was positive, in the range of SEK 2.1 – 2.5 billion. This corresponds to a positive development of the indexes that are relevant for Skandia in the range of 12.5 – 14.5 per cent, compared with assumed fund growth of 1.5 per cent. The overall negative financial effect for the full year is thus estimated to be in the range of SEK 4.9 – 5.3 billion.

[1] All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated.

Skandia

The negative financial effects on the result are primarily an expression of the impact of the stock market trend on the present value of future fees compared with Skandia's fund growth assumption of approximately 6 per cent per year. However, the unit linked assurance operation is long-term, and therefore the result effect described above will be permanent only under the condition that the stock markets do not recover.

The year-end report for 2001 will be released on 13 February 2002.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46 8 788 3643
